SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For: October 9, 2008

                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)


                        Unit 1915-1916, 19/F, Delta House
                           3 On Yiu Street, Shek Mun,
                                Shatin, Hong Kong
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

         Form 20-F ___X__                            Form 40-F ______


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

         Yes _____                                   No ___X__

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         Compliance with Section 404 of the Sarbanes Oxley Act of 2002

         Bonso Electronics International, Inc. (the "Bonso" and "Company") is in the process of completing its financial statements and preparing its Form 20-F for the fiscal year ended March 31, 2008 (the "Form 20-F"). The Company became subject to Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") during the fiscal year ended March 31, 2008, which requires us to include management's assessment of the effectiveness of our internal controls over financial reporting in our Annual Report on Form 20-F. In conjunction with our efforts to comply with the requirements of Section 404, we retained Horwath Risk Advisory Services Limited ("Horwath") to assist us in evaluating our internal controls over financial reporting. In a preliminary meeting with management and the members of the audit committee, Horwath advised that they expected their final report would indicate that Bonso had several material weaknesses in its internal controls over financial reporting. As of the date of this Form 6-K, we have not received the final report from Horwath; however, we expect that the report will identify material weaknesses that will be more fully described in our Form 20-F.

         A material weakness is defined as a significant deficiency or combination of significant deficiencies, that results in a reasonable possibility that a material misstatement of our financial statements will not be prevented by our internal control over financial reporting. A significant deficiency means a control deficiency, or combination of control deficiencies, that adversely affects our ability to initiate, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our financial statements that is more than inconsequential will not be prevented or detected by our internal control over financial reporting.

         Because of these material weaknesses, there is heightened risk that a material misstatement of our financial statements will not be prevented or detected. We intend to take steps to remediate our material weaknesses, including hiring additional accounting and finance personnel and engaging consultants, but we cannot assure you that our efforts to remediate these internal control weaknesses will be successful or that similar material weaknesses will not recur.

         In the event that we do not adequately remedy these material weaknesses, and if we fail to maintain proper and effective internal controls in future periods, we could become subject to potential review by the NASDAQ, the Securities and Exchange Commission or other regulatory authorities, which could require additional financial and management resources, could result in our delisting from the Nasdaq Global Market and could compromise our ability to run our business effectively, could cause investors to lose confidence in our financial reporting and could result in a reduction in the price of our Common Stock.

         Estimated Net Loss for the Year Ended March 31, 2008

         The Company expects that its loss for the fiscal year ended March 31, 2008, will be substantially greater than might be expected based upon the loss that was reported on Form 6-K for the six month period ended September 30, 2007, that was filed with the Securities and Exchange Commission on March 27, 2008. Among the factors that management believes will contribute to the increased loss is management's decision to write-off the goodwill associated with the acquisition of Gram Precision, Inc. and a decision to write-off the value of the brand names associated with the Company's acquisition of Korona Hauschaltswaren Gmbh & Co.KG. As of the date of this Form 6-K, the Company has not determined the exact amount of the loss it will report for the fiscal year ended March 31, 2008.



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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     BONSO ELECTRONICS INTERNATIONAL INC.
                                     (Registrant)



Date: October 9, 2008                By:    /s/ Albert So
                                            -----------------------------------
                                             Albert So, Financial Controller




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